September 4, 2020

Filed via EDGAR

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Franklin Real Estate Securities Trust (the “Registrant”), on behalf of its Series Franklin Real Estate Securities Fund (the “Fund”)

File Nos. 811-08034; 033-69048

Dear Ms. Rossotto:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) that you provided via telephone to Jacqueline Edwards and John G. Dikmak, Jr. on August 12, 2020 with regard to the preliminary proxy statement for the Fund that was filed on Schedule 14A with the Commission on July 31, 2020 (the “Proxy Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Proxy Statement.

1.         Comment:  Given that the Proxy Statement states that the Meeting will be conducted exclusively online via live webcast, please confirm that the Meeting will adhere to the “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns,” as updated April 7, 2020, issued by the Staff to assist issuers, shareholders, and other market participants affected by coronavirus disease 2019 with meeting their obligations under the federal proxy rules (“Staff Guidance”).

Response:  The Registrant confirms that the Meeting will adhere to the Staff Guidance relating to virtual shareholder meetings.

2.         Comment:  Throughout the Proxy Statement, please clarify and simplify the reasoning as to why the New IM Agreement between the Registrant, on behalf of the Fund, and FAV is being proposed.  Please consider whether a chart would be useful in this regard.

Response:  The Registrant has revised the relevant disclosure as follows:

Franklin Templeton Institutional, LLC (“FT Institutional”), a wholly owned subsidiary of Franklin Resources, Inc. (“Franklin Resources”), has served as the Fund’s investment manager since 2008.  In September 2019, FAV’s Franklin Equity Group (the “Franklin Equity Group”), which manages various Franklin sector funds, began managing the Fund in order for the Fund to benefit from information and research sharing among the Franklin Equity Group’s sector teams.  In connection with this change, two former portfolio managers were replaced by Blair Schmicker, who was already a member of the Franklin Equity Group. At that same time, Daniel Scher, who has been a portfolio manager of the Fund since 2014, transferred to the Franklin Equity Group as a part of this organizational change.  In order to simplify and streamline internal operations, Management is recommending the replacement of FT Institutional with FAV so that the Fund’s management aligns with other funds managed by the Franklin Equity Group.

U.S. Securities and Exchange Commission

September 4, 2020

3.         Comment:  Under “Important information to help you understand and vote on the proposals – Why is a new investment management agreement with FAV being recommended?” please disclose if the New IM Agreement is expected to have any material effects on the Fund.  For example, will it affect the Adviser’s research or other resources available to the Fund.

Response:  The Registrant confirms that the New IM Agreement is not expected to have any material effects on the Fund.  Accordingly, no additional disclosure has been added.

4.         Comment:  Throughout the Proxy Statement, please remove the term “concentration” as the term has a specific meaning under the 1940 Act and interpretations thereunder.

Response:  The Proxy Statement has been revised as requested.

5.         Comment:  Throughout the Proxy Statement, please revise the disclosure to more clearly and completely address the effects that changing to “non-diversified” status will have on the Fund to the extent it is material.  The revised disclosure should clearly describe the types of investment exposures and related risks that will change as a result.  For example, to the extent that larger issuers are more exposed to particular types of real estate investments, such as offices, retail specialty or different credit profiles, these items should be addressed in clear and concise language.  If FAV contemplates changes to the Fund’s investment process or strategies as a result in the increased flexibility, this should be disclosed in an appropriate location.

Response:  The Registrant respectfully notes that the Proxy Statement includes the following disclosure:

Because a non-diversified fund generally invests a greater portion of its assets in the securities of one or more issuers and/or invests overall in a smaller number of issuers than a diversified fund, a non-diversified fund may be subject to additional risks.  Specifically, the Fund may be more sensitive to a single economic, business, political, regulatory or other occurrence or to the financial results of a single issuer than a more diversified fund might be, which may result in greater fluctuation in the value of the Fund’s shares.

The Registrant does not anticipate any material changes to the Fund’s investment exposure, investment process or strategies as a result of the change in the Fund’s diversification status.  Thus, the Registrant has not added any additional disclosure in response to the Staff’s comment.

U.S. Securities and Exchange Commission

September 4, 2020

6.         Comment:  In the Proxy Statement, please revise the sentence stating that “[t]he 1940 Act requires every investment company to adopt a fundamental investment restriction governing investments in commodities” to better align with the requirements set forth in Section 8 of the 1940 Act.

Response:  The Proxy Statement has been revised as follows:

The 1940 Act requires every investment company to disclose a fundamental investment policy governing purchases and sales in commodities.

7.         Comment:  Under “Important information to help you understand and vote on the proposals,” please elaborate on the virtual meeting process and disclose clear directions regarding the logistical details of the Meeting, including how shareholders can remotely access, participate in and vote at the Meeting, in accordance with the Staff Guidance.

Response:  The Proxy Statement has been revised as requested.

8.         Comment:  Under “Information About Voting – What if my shares are held in a brokerage account?” please confirm whether email is the only delivery option for notifying AST about shares held in a brokerage account and revise accordingly.

Response:  The Registrant has confirmed that email will be the only delivery option for notifying AST about shares held in a brokerage account and has revised the Proxy Statement as requested.

9.         Comment:  In the second paragraph under “Proposal 1 – Why is FAV recommended to serve as the Fund’s Investment Manager?” please clarify the meaning of the phrase “moved under” with respect to the portfolio managers and whether there were any portfolio manager or strategy changes in connection with this move.

Response:  The Proxy Statement has been revised as follows:

In September 2019, FAV’s Franklin Equity Group (the “Franklin Equity Group”), which manages various Franklin sector funds, began managing the Fund in order for the Fund to benefit from information and research sharing among the Franklin Equity Group’s sector teams.  In connection with this change, two former portfolio managers were replaced by Blair Schmicker, who was already a member of the Franklin Equity Group. At that same time, Daniel Scher, who has been a portfolio manager of the Fund since 2014, transferred to the Franklin Equity Group as a part of this organizational change.  In order to simplify and streamline internal operations, Management is recommending the replacement of FT Institutional with FAV so that the Fund’s management aligns with other funds managed by the Franklin Equity Group.  Therefore, shareholders of the Fund are being asked to approve the New IM Agreement given the completion of the transition in internal operations.  The form of New IM Agreement is included as Exhibit A to this proxy statement.

U.S. Securities and Exchange Commission

September 4, 2020

There is no proposed change in the level of investment management fees to be paid by the Fund or Fund shareholders, and the approval of the New IM Agreement will not affect how the Fund is managed or the Fund’s investment goal, principal investment strategies or the principal risks associated with an investment in the Fund.  No additional portfolio manager changes are contemplated at this time.

10.       Comment:  Under “Proposal 1 – Why is FAV recommended to serve as the Fund’s Investment Manager?” please clarify the need for the approval of the New IM Agreement now.

            Response:  The Proxy Statement has been revised as follows:

Therefore, shareholders of the Fund are being asked to approve the New IM Agreement given the completion of the transition in internal operations.

11.       Comment:  Please disclose under Proposal 1 any material changes between the terms of the New IM Agreement and the Fund’s Current IM Agreement.

Response:  The Registrant respectfully notes that any material changes between the terms of the New IM Agreement and Fund’s Current IM Agreement are disclosed under the headers “Are there any material differences between the New IM Agreement and the Fund’s Current IM Agreement?” and “What are the material terms of the New IM Agreement?”  Thus, no additional disclosure has been added to the Proxy Statement.

12.       Comment:  Under Proposal 1, please disclose what will occur if the New IM Agreement is not approved by shareholders at the Meeting.

Response:  The Registrant respectfully notes that the requested disclosure is set forth under the heading “What is the required vote on Proposal 1?”

13.       Comment:  Under “Proposal 1 – What did the Board consider when it approved the New IM Agreement?” did the Board determine whether fee levels reflect economies of scale for the benefit of Fund shareholders and investors?

Response:  The Registrant respectfully notes that the Proxy Statement states that “[t]he Board noted that the management fee to be paid by the Fund under the New IM Agreement is identical to the management fee the Fund currently pays FT Institutional.”  The Registrant also respectfully notes that the Proxy Statement states that “[t]he Board determined that its conclusions regarding profitability and economies of scale reached in connection with the renewal in April 2020 of the existing investment management agreement with FT Institutional that would continue in effect until the date the New IM Agreement becomes effective had not changed as a result of the proposed retention of FAV.”  Thus, no additional disclosure has been added to the Proxy Statement.

14.       Comment:  In the second paragraph under “Proposal 2 – Background,” the Proxy Statement states that the Fund has “operated as a diversified fund since 2017.”  Please clarify to the Staff what diversification classification the Fund was operating under prior to 2017.

U.S. Securities and Exchange Commission

September 4, 2020

            Response:  The Fund operated as a non-diversified fund from 2009 to 2014.  From 2014 to 2017, the Fund operated as a diversified fund and, thus, automatically converted to a diversified fund in 2017.  The Registrant has revised the Proxy Statement to state that the Fund “has been classified as a diversified fund since 2017.”

15.       Comment:  Under the first paragraph of “Proposal 2 – What effect will changing the Fund’s status from “diversified” to “non-diversified” have on the Fund?” please clarify what “complies with non-diversification status” means.

Response:  The Registrant has revised the Proxy Statement as follows:

If the Proposal is approved by shareholders, the Fund would maintain a portfolio that complies with non-diversification status under the 1940 Act.

16.       Comment:  Under “Proposal 4 – Background,” the Proxy Statement states that “[t]he 1940 Act does not prohibit a fund from investing in commodities.”  Consider disclosing that although the 1940 Act does not prohibit investments in commodities, other provisions such as the Internal Revenue Code may effectively limit the Fund to so invest.

Response:  After careful consideration, the Registrant has deleted the sentence stating “[t]he 1940 Act does not prohibit a fund from investing in commodities.”

17.       Comment:  Under the proposed fundamental investment restriction regarding investments in commodities, the Fund may not “purchase or sell commodities, except to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.”  Since the 1940 Act does not explicitly permit or restrict purchases and sales of commodities, please confirm to the Staff whether the Fund will invest in commodities following the adoption of its new investment restriction.

Response:  The Registrant confirms that the Fund does not currently intend to invest in commodities following the adoption of its new investment restriction.

18.       Comment:  Under “Proposal 4 – What effect will amending the current commodities restriction have on the Fund?” the Registrant discloses that “[i]t is not anticipated that the adoption of the proposed investment restriction would involve additional material risk to the Fund or affect the way the Fund is currently managed or operated.”  Although the Fund only seeks increased flexibility to invest in commodities, because it would have the ability to do so to the extent permitted by the 1940 Act, please disclose the risks of investing in commodities in this section.

Response:  The Registrant respectfully declines to add additional risk disclosure given that the Fund does not currently intend to invest in commodities following the adoption of its new investment restriction and, as the Staff indicated, the Registrant has already disclosed that “[i]t is not anticipated that the adoption of the proposed investment restriction would involve additional material risk to the Fund or affect the way the Fund is currently managed or operated.”

U.S. Securities and Exchange Commission

September 4, 2020

Please do not hesitate to contact Jacqueline Edwards at (212) 812-4142, or in her absence Amy Fitzsimmons at (215) 564-8711, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/STEVEN J. GRAY

Steven J. Gray

Co-Secretary and Vice President